# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Obsidian Therapeutics, Inc., CIK 0002130606
CUSIP: 67448A106
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1030 Massachusetts Avenue, Cambridge, Massachusetts (MA), 02138
Date of event which requires filing of this statement: 08/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001628098

## Reporting persons
- Atlas Venture Fund X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,642,587; sole dispositive power 0; shared dispositive power 2,642,587; aggregate amount beneficially owned 2,642,587 (4.3% of the class)
- ATLAS VENTURE ASSOCIATES X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,642,587; sole dispositive power 0; shared dispositive power 2,642,587; aggregate amount beneficially owned 2,642,587 (4.3% of the class)
- Atlas Venture Associates X, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,642,587; sole dispositive power 0; shared dispositive power 2,642,587; aggregate amount beneficially owned 2,642,587 (4.3% of the class)
- Atlas Venture Opportunity Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,069,278; sole dispositive power 0; shared dispositive power 1,069,278; aggregate amount beneficially owned 1,069,278 (1.7% of the class)
- Atlas Venture Associates Opportunity I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,069,278; sole dispositive power 0; shared dispositive power 1,069,278; aggregate amount beneficially owned 1,069,278 (1.7% of the class)
- Atlas Venture Associates Opportunity I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,069,278; sole dispositive power 0; shared dispositive power 1,069,278; aggregate amount beneficially owned 1,069,278 (1.7% of the class)
- Atlas Venture Opportunity Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 582,960; sole dispositive power 0; shared dispositive power 582,960; aggregate amount beneficially owned 582,960 (0.9% of the class)
- Atlas Venture Associates Opportunity II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 582,960; sole dispositive power 0; shared dispositive power 582,960; aggregate amount beneficially owned 582,960 (0.9% of the class)
- Atlas Venture Associates Opportunity II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 582,960; sole dispositive power 0; shared dispositive power 582,960; aggregate amount beneficially owned 582,960 (0.9% of the class)
- Atlas Venture Opportunity Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 208,324; sole dispositive power 0; shared dispositive power 208,324; aggregate amount beneficially owned 208,324 (0.3% of the class)
- Atlas Venture Associates Opportunity III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 208,324; sole dispositive power 0; shared dispositive power 208,324; aggregate amount beneficially owned 208,324 (0.3% of the class)
- Atlas Venture Associates Opportunity III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 208,324; sole dispositive power 0; shared dispositive power 208,324; aggregate amount beneficially owned 208,324 (0.3% of the class)

## Item 1. Issuer
Name of issuer: Obsidian Therapeutics, Inc.
Address of issuer's principal executive offices: 1030 Massachusetts Avenue, Cambridge, MA, 02138.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by (i) Atlas Venture Fund X, L.P., a Delaware limited partnership ("Atlas X"), (ii) Atlas Venture Associates X, L.P., a Delaware limited partnership ("AVA X LP"), (iii) Atlas Venture Associates X, LLC, a Delaware limited liability company ("AVA X LLC" and together with Atlas X and AVA X LP, the "Fund X Reporting Persons"), (iv) Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership ("AVOF I"), (v) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership ("AVAO I LP"), (vi) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company ("AVAO I LLC" and together with AVOF I and AVAO I LP, the "Opportunity Fund I Reporting Persons"), (vii) Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership ("AVOF II"), (viii) Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership ("AVAO II LP"), (ix) Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company ("AVAO II LLC" and together with AVOF II and AVAO II LP, the "Opportunity Fund II Reporting Persons"), (x) Atlas Venture Opportunity Fund III, L.P., a Delaware limited partnership ("AVOF III"), (xi) Atlas Venture Associates Opportunity III, L.P., a Delaware limited partnership ("AVAO III LP") and (xii) Atlas Venture Associates Opportunity III, LLC, a Delaware limited liability company ("AVAO III LLC" and together with AVOF III and AVAO III LP, the "Opportunity Fund III Reporting Persons" and together with the Fund X Reporting Persons, the Opportunity Fund I Reporting Persons, and the Opportunity Fund II Reporting Persons, the "Reporting Persons").
Address of principal business office or, if none, residence:
300 Technology Square, 8th Floor
Cambridge, Massachusetts 02139
Citizenship: Each of Atlas X, AVA X LP, AVOF I, AVAO I LP, AVOF II, AVAO II LP, AVOF III and AVAO III LP is a Delaware limited partnership. Each of AVA X LLC, AVAO I LLC, AVAO II LLC and AVAO III LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Atlas X is the record owner of 2,642,587 shares of Common Stock. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of Atlas X, AVA X LP and AVA X LLC may be deemed to beneficially own the shares held by Atlas X.

AVOF I is the record owner of 1,069,278 shares of Common Stock. AVAO I LP is the general partner of AVOF I and AVAO I LLC is the general partner of AVAO I LP. Each of AVOF I, AVAO I LP and AVAO I LLC may be deemed to beneficially own the shares held by AVOF I.

AVOF II is the record owner of 582,960 shares of Common Stock. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVOF II, AVAO II LP and AVAO II LLC may be deemed to beneficially own the shares held by AVOF II.

AVOF III is the record owner of 208,324 shares of Common Stock. AVAO III LP is the general partner of AVOF III and AVAO III LLC is the general partner of AVAO III LP. Each of AVOF III, AVAO III LP and AVAO III LLC may be deemed to beneficially own the shares held by AVOF III.
Percent of class:
Each of the Fund X Reporting Persons may be deemed to beneficially own 4.3% of the Issuer's outstanding Common Stock.

Each of the Opportunity Fund I Reporting Persons may be deemed to beneficially own 1.7% of the Issuer's outstanding Common Stock.

Each of the Opportunity Fund II Reporting Persons may be deemed to beneficially own 0.9% of the Issuer's outstanding Common Stock.

Each of the Opportunity Fund III Reporting Persons may be deemed to beneficially own 0.3% of the Issuer's outstanding Common Stock.

Collectively, the Reporting Persons beneficially own an aggregate of 4,503,149 shares of Common Stock, which represents 7.3% of the Issuer's outstanding Common Stock. The Fund X Reporting Persons, Opportunity Fund I Reporting Persons, Opportunity Fund II Reporting Persons and Opportunity Fund III Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.
Sole power to vote or to direct the vote: None of the Reporting Persons have the sole power to direct the vote of the Common Stock.
Shared power to vote or to direct the vote:
Each Fund X Reporting Person shares power to vote or direct the vote of 2,642,587 shares of Common Stock.

Each Opportunity Fund I Reporting Person shares power to vote or direct the vote of 1,069,278 shares of Common Stock.

Each Opportunity Fund II Reporting Person shares power to vote or direct the vote of 582,960 shares of Common Stock.

Each Opportunity Fund III Reporting Person shares power to vote or direct the vote of 208,324 shares of Common Stock.
Sole power to dispose or to direct the disposition: None of the Reporting Persons have the sole power to dispose or to direct the disposition of the Common Stock.
Shared power to dispose or to direct the disposition:
Each Fund X Reporting Person shares power to dispose or to direct the disposition of 2,642,587 shares of Common Stock.

Each Opportunity Fund I Reporting Person shares power to dispose or to direct the disposition of 1,069,278 shares of Common Stock.

Each Opportunity Fund II Reporting Person shares power to dispose or to direct the disposition of 582,960 shares of Common Stock.

Each Opportunity Fund III Reporting Person shares power to dispose or to direct the disposition of 208,324 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Atlas Venture Fund X, L.P.: /s/ Ommer Chohan, Atlas Venture Associates X, L.P., its general partner, By: Atlas Venture Associates X, LLC, its general partner, By: Ommer Chohan, CFO (08/10/2026)
- ATLAS VENTURE ASSOCIATES X, L.P.: /s/ Ommer Chohan, Atlas Venture Associates X, LLC, its general partner, By: Ommer Chohan, CFO (08/10/2026)
- Atlas Venture Associates X, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (08/10/2026)
- Atlas Venture Opportunity Fund I, L.P.: /s/ Ommer Chohan, Atlas Venture Associates Opportunity I, L.P., its GP, By: Atlas Venture Associates Opportunity I, LLC, its GP, By: Ommer Chohan, CFO (08/10/2026)
- Atlas Venture Associates Opportunity I, L.P.: /s/ Ommer Chohan, Atlas Venture Associates Opportunity I, LLC, its GP, By: Ommer Chohan, CFO (08/10/2026)
- Atlas Venture Associates Opportunity I, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (08/10/2026)
- Atlas Venture Opportunity Fund II, L.P.: /s/ Ommer Chohan, Atlas Venture Associates Opportunity II, L.P., its GP, By: Atlas Venture Associates Opportunity II, LLC, its GP, By: Ommer Chohan, CFO (08/10/2026)
- Atlas Venture Associates Opportunity II, L.P.: /s/ Ommer Chohan, Atlas Venture Associates Opportunity II, LLC, its GP, By: Ommer Chohan, CFO (08/10/2026)
- Atlas Venture Associates Opportunity II, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (08/10/2026)
- Atlas Venture Opportunity Fund III, L.P.: /s/ Ommer Chohan, Atlas Venture Associates Opportunity III, L.P., its GP, By: Atlas Venture Associates Opportunity III, LLC, its GP, By: Ommer Chohan, CFO (08/10/2026)
- Atlas Venture Associates Opportunity III, L.P.: /s/ Ommer Chohan, Atlas Venture Associates Opportunity III, LLC, its GP, By: Ommer Chohan, CFO (08/10/2026)
- Atlas Venture Associates Opportunity III, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (08/10/2026)